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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-065772

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dragonfly Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7804-C Fairview Rd, Suite 159
(No. and Street)

Charlotte	NC	28211
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Don Millen - 704-342-3491
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elliott Davis, PLLC
(Name – *if individual, state last, first, middle name*)

5410 Trinity Rd	Raleigh	NC	27607
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Don W. Millen Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dragonfly Capital Partners, LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

SEC Mail Processing

FEB 23 2021

Washington, DC

DILLA AMAYA CHAVEZ
My Commission Expires 02-05-2025
NOTARY PUBLIC
MECKLENBURG COUNTY, NC

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition and Report of
Independent Registered Public Accounting Firm

Dragonfly Capital Partners, LLC

As of December 31, 2020

elliott davis

Report of Independent Registered Public Accounting Firm

To the Members
Dragonfly Capital Partners, LLC
Charlotte, North Carolina

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Dragonfly Capital Partners, LLC (the "Company") as of December 31, 2020, and the related notes to the financial statement (collectively, "the financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Elliott Davis, PLLC

We have served as the Company's auditor since 2015.

Raleigh, North Carolina
February 3, 2021

Dragonfly Capital Partners, LLC

Statement of Financial Condition

December 31, 2020

Assets		
Cash and cash equivalents	$	15,350
Prepaid expenses		94
Total assets	$	15,444
Liabilities and Member's Equity		
Accounts payable	$	8,752
Member's equity		6,692
Total liabilities and member's equity	$	15,444

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements

December 31, 2020

1. Organization

Dragonfly Capital Partners, LLC (the Company), a North Carolina limited liability company, is a wholly owned subsidiary of Dragonfly Capital Management, LLC (the Parent). The Company is a merchant-banking firm headquartered in Charlotte, North Carolina, serving small and middle-market companies in the southeastern United States. The Company offers unbiased advice and assistance to clients regarding private capital placements, mergers and acquisitions, and other financial assignments. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all highly liquid investments, which are readily convertible into known amounts of cash and have a maturity of three months or less when acquired to be cash equivalents.

Fee Revenue

The Company's revenues are generated primarily through providing merger and acquisition and capital raise related advisory services. The Company receives non-refundable, monthly advisory fees to compensate for the substantial research and analysis performed as part of the engagement. The Company recognizes these non-refundable monthly advisory fees as earned in accordance with the terms of the engagement. The remainder of any fee revenue generated by the Company is recognized upon the closing of a transaction.

On January 1, 2018, the Company adopted ASU No. 2014-09 "Revenue from Contracts with Customers" (Topic 606) and all subsequent ASUs that modified Topic 606 using the modified retrospective approach. Under Topic 606, the Company must identify the contract with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to the performance obligations in the contract, and recognize revenue when (or as) the Company satisfies a performance obligation.

The Company's revenue is comprised of advisory fee revenue. As such, the Company's accounting policies have not changed materially since the principles of revenue recognition from the guidance are largely consistent with prior guidance and current practices applied by the Company. Furthermore, significant revenue has not been recognized in the current reporting period that resulted from performance obligations satisfied in previous periods.

The Company generated all revenue from one client during 2020.

Income Taxes

The Company is a limited liability company in which all elements of income and deductions are included in the tax return of the Parent. Therefore, no income tax provision is recorded by the Company. The Company does not believe that there are any material uncertain tax positions and accordingly, it will not

recognize any asset or liability for unrecognized tax benefits. For the year ended December 31, 2020, there were no interest or penalties recorded or included in the Company's financial statements related to income taxes. The Company believes it is no longer subject to income tax examinations for years prior to 2014.

Member's Equity
The Company has one class of member's equity and it is owned 100% by the Parent.

Management's Estimate
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Subsequent Events
The Company has analyzed its operations subsequent to December 31, 2020 through the date that the financial statements were available to be issued for potential recognition or disclosure in the financial statements.

3. Related Party Transactions

The Company has a management agreement with the Parent for the reimbursement of administrative costs, including the use of office space, utilities, and telephones. Reimbursements during 2020 for rent, utilities, and telephone use totaled $6,000. Additionally, commissions were paid to the Parent.

4. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $6,292 and its ratio of aggregate indebtedness to net capital was 1.39 to 1.

5. Other Matters

The 2019 novel coronavirus (or "COVID-19") has adversely affected, and may continue to adversely affect economic activity globally, nationally and locally. It is unknown the extent to which COVID-19 may spread, may have a destabilizing effect on financial and economic activity and may increasingly have the potential to negatively impact the Company's and its customers' costs, demand for the Company's products and services, and the U.S. economy. These conditions could adversely affect the Company's business, financial condition, and results of operations. Further, COVID-19 may result in health or other government authorities requiring the closure of the Company's operations or other businesses of the Company's customers and suppliers, which could significantly disrupt the Company's operations and the operations of the Company's customers. The extent of the adverse impact of the COVID-19 outbreak on the Company cannot be predicted at this time."